UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On June 9, 2025, Brenmiller Energy Ltd. (the “Company”) filed a prospectus supplement (the “Prospectus Supplement”) to supplement and amend the previously filed prospectus supplement, dated June 9, 2023 (the “Prior Prospectus Supplement”), to increase the dollar amount of ordinary shares, no par value per share (the “Ordinary Shares”), that may be offered and sold under its Sales Agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners, dated June 9, 2023, by $2,381,812. From the date of the Prior Prospectus Supplement to the date of this Report of Foreign Private Issuer on Form 6-K (the “Report”), the Company has offered and sold $9,348,315 of its Ordinary Shares under the Sales Agreement.

A copy of the opinion of Sullivan & Worcester Tel-Aviv (Har-Even & Co.) and relating to the legality of the issuance and sale of the Ordinary Shares that may be sold pursuant to the Prospectus Supplement is attached as Exhibit 5.1 hereto.

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-283874, 333-272377 and 333-273028) and Form S-8 (File Nos. 333-272266, 333-278602 and 333-284377), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
5.1	Sullivan & Worcester Tel-Aviv (Har-Even & Co.)
23.1	Sullivan & Worcester Tel-Aviv (Har-Even & Co.) (contained in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: June 9, 2025	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer

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